Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219 and 333-162219-01

Details
RBS Retail Corporate Notes (“Notes”) are direct, unsecured and unsubordinated debt securities issued by The Royal Bank of Scotland plc (“RBS”). The Notes are guaranteed by The Royal Bank of Scotland Group plc (“RBS Group”), the parent company of RBS.

The Notes offer you the opportunity to earn periodic income, which may be payable at a fixed rate, a floating rate, or fixed-to-floating rate. On the maturity date, each Note will pay its full principal amount, plus any accrued and unpaid interest. The Notes are newly issued securities, offered by RBS on a weekly basis. They are available in a range of maturities, in minimum amounts of US$1,000.

This fact sheet is intended to provide an overview of the Notes, and does not provide the terms of any specific offering of Notes. Prior to any decision to invest in a specific offering of Notes, you should carefully review the related preliminary pricing supplement, prospectus supplement and base prospectus (collectively, the “Prospectus”), which contains specific terms of the Notes being offered and the risks, as well as other relevant information about the Notes. You should consult your accounting, legal or tax advisors before investing in the Notes.

Issuer	The Royal Bank of Scotland plc
Guarantor	The Royal Bank of Scotland Group plc
Offering Period	Weekly
Pay	Monthly, Quarterly, Semi-Annual, or Annual Coupons
At Maturity	100% of the principal amount plus any accrued or unpaid interest
Denomination	US$1,000

Features	Convenience
• Offered weekly, with offering periods typically running from Monday to the following Monday.
• Available to individual investors through their brokers.

Flexibility
• Available in maturities ranging from 9 months to 30 years.
• Issued at an original offering price of US$1,000 per Note.
• Pays monthly, quarterly, semi-annual or annual coupons.
• May pay interest at a fixed rate, a floating rate, or a fixed-to-floating rate.
• May be callable or non-callable and puttable or non-puttable.

Transparency
• Interest rates on the Notes (or the interest rate measure in the case of a floating-rate) are known and disclosed to you prior to investment.
• Returns the full US$1,000 principal amount (par) per Note on a specified maturity date, subject to the credit risk of RBS and RBS Group.

Secondary Market
The Notes are designed to be held until maturity. However, while not obligated to, RBS Securities Inc., an affiliate of the issuer, intends to make a market in the Notes, subject to market conditions. Market making activities may be discontinued at any time. If you sell your Notes before maturity, the price at which the Notes may be sold may be less than the price at which you purchased them.

Survivor’s Option
The Notes may provide for a Survivor’s Option. This allows the estate of the beneficial owner of the Notes the right to put the Notes back to RBS at par, subject to certain conditions. The Prospectus contains additional detail on the Survivor’s Option, whether it is available for a particular offering, and how it may be exercised.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC), the Deposit Insurance Fund, or any other governmental agency.

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Key Risks
You should read the Prospectus, which contains material terms and key risks related to your Notes, before investing. Factors to consider before investing in Notes include:

Credit Risk. The Notes are direct, unsecured and unsubordinated obligations of RBS, guaranteed by RBS Group. As such, you are subject to the creditworthiness of RBS and RBS Group. Should RBS and RBS Group fail or become insolvent, you may lose some or all of your investment and any future interest payments. You will receive the par value of a Note only if you hold it to maturity, subject to the credit risk of RBS and RBS Group.

Liquidity Risk. The Notes will not be listed on any securities exchange, and there may be little or no secondary market for the Notes. Although RBS Securities Inc. intends to make a secondary market for the Notes, it is not obligated to do so, and there is no guarantee that a secondary market will exist or, if a secondary market does exist, whether that market will be active and or liquid. Further, the secondary market prices of a Note will depend on market conditions. Therefore, if you sell a Note prior to its stated maturity date, you may receive less than your initial investment.

Market Value May be Impacted By Various Factors. There are various factors outside of RBS’ control that may impact the market value of your Notes prior to maturity. These include the level of interest rates generally, general economic conditions, the time remaining to the maturity of the Notes and RBS’ financial condition.

Reinvestment Risk for Callable Notes. Certain Notes may be callable by RBS prior to the maturity date. If RBS chooses to redeem these Notes, you may not be able to reinvest your proceeds from the redemption in an investment with a return similar to that of the Notes.

Generally, RBS is more likely to choose to redeem callable Notes during periods when prevailing interest rates are lower than the rate of interest payable on your Notes.

Risks Related to Floating-Rate Notes or Fixed-to-Floating Rate Notes. Certain Notes pay a floating interest rate, which fluctuates throughout the term of the Notes. Because interest payable on these Notes depends on an external interest rate measure (e.g., LIBOR) that may vary from time to time, interest payable on these Notes may decrease during the term of the Notes, and in some cases may be zero.

Conflicts of Interest. RBS Securities Inc. and broker-dealers who offer and sell the Notes receive a selling commission for soliciting offers to buy the Notes from investors. The selling commission is included in the original issue price of the Notes, and will be disclosed to you in the Prospectus. As such, RBS Securities Inc. and various broker-dealers are incentivized to sell the Notes to you. Further, RBS and its affiliates may enter into transactions to hedge RBS’ obligations under the Notes. RBS and its affiliates may realize a profit from these transactions, and these trading activities may present a conflict of interest between your interest as a Note holder and RBS’ interest in these transactions.

IMPORTANT NOTICE: RBS and RBS Group have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings of Notes to which this communication relates. Before you invest in any Notes, you should read the prospectus in that registration statement and other documents that have been filed with the SEC for more complete information about RBS and RBS Group, and the relevant offerings. You may get these documents for free by visiting EDGAR on the SEC’ s website at www.sec.gov. Alternatively, RBS Securities Inc. or any dealer participating in the relevant offering will arrange to send you the prospectus, the prospectus supplement and the relevant preliminary pricing supplement at no charge if you request it by calling toll-free 1-866-884-2071.

Copyright © 2010 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA (www.finra.org) and SIPC (www.sipc.org), is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc. RBS is the marketing name for the securities business of RBS Securities Inc.

Dated March 1, 2011

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